UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number 001-37381

MEDIGUSLTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

On December 1, 2015, Medigus Ltd., or Medigus, issued a press release titled: “Medigus Announces Third Quarter Financial Results.” A copy of this press release, together with Medigus’ unaudited condensed consolidated interim financial statements and its operating and financial review, as of September 30, 2015, and for the three and nine months then ended, are furnished herewith as exhibits 99.1, 99.2 and 99.3, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: December 1, 2015	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled: “Medigus Announces Third Quarter Financial Results,” dated December 1, 2015

99.2	Condensed Consolidated Interim Financial Statements (Unaudited) as of September 30, 2015

99.3	Operating and Financial Review as of September 30, 2015, and for the Three and Nine Months then Ended